As confidentially submitted to the Securities and Exchange Commission on June 18, 2014 as Amendment No. 1 to the confidential submission, dated June 5, 2014

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

OTONOMY, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	26-2590070
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6275 Nancy Ridge Drive, Suite 100

San Diego, California 92121

(858) 242-5200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David A. Weber, Ph.D.

President and Chief Executive Officer

Otonomy, Inc.

6275 Nancy Ridge Drive, Suite 100

San Diego, California 92121

(858) 242-5200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kenneth A. Clark Tony Jeffries Daniel R. Koeppen Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Paul E. Cayer Chief Financial and Business Officer Otonomy, Inc. 6275 Nancy Ridge Drive, Suite 100 San Diego, California 92121 (858) 242-5200	Charles S. Kim Andrew S. Williamson David G. Peinsipp Cooley LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $0.001 per share	$	$

(1)	Includes offering price of any additional shares of common stock that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 1 (Amendment No. 1) to the Draft Registration Statement on Form S-1 of Otonomy, Inc. (Draft Registration Statement) is being submitted solely for the purpose of submitting certain exhibits as indicated in Part II of this Amendment No. 1. This Amendment No. 1 does not modify any provision of the prospectus that forms a part of the Draft Registration Statement or Items 13, 14, 15 or 17 of Part II of the Draft Registration Statement. Accordingly, a preliminary prospectus has been omitted.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Estimated expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered under this registration statement are as follows:

Amount to Be Paid
SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

On completion of this offering, the Registrant’s amended and restated certificate of incorporation will contain provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the State of Delaware, the personal liability of the Registrant’s directors and executive officers for monetary damages for breach of their fiduciary duties as directors or officers. The Registrant’s amended and restated certificate of incorporation and bylaws will provide that the Registrant must indemnify its directors and executive officers and may indemnify its employees and other agents to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Sections 145 and 102(b)(7) of the General Corporation Law of the State of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of a corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its amended and restated certificate of incorporation and bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

The Registrant has purchased and currently intends to maintain insurance on behalf of each and any person who is or was a director or officer of the Registrant against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the Registrant and its executive officers and directors, and by the Registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

See also the undertakings set out in response to Item 17 herein.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2011, the Registrant has issued and sold the following securities:

(1)	On April 23, 2014, the Registrant issued and sold 145,073,529 shares of its series D convertible preferred stock in a private placement to accredited investors at a purchase price per share of $0.34 for gross proceeds of approximately $49.3 million.

(2)	Between August 26, 2013 and December 17, 2013, the Registrant issued and sold an aggregate of 247,527,782 shares of its series C convertible preferred stock in a private placement to accredited investors at a purchase price per share of $0.25, for aggregate consideration of approximately $61.9 million. Of this amount, $16.0 million was paid for by cancellation of principal and accrued interest under the secured convertible promissory notes described in paragraph (5) below.

(3)	In July 31, 2013, the Registrant issued and sold a warrant to purchase up to a maximum of 840,000 shares of series C convertible preferred stock with an exercise price per share of $0.25 to Square 1 Bank in connection with a credit facility.

(4)	Between August 23, 2012 and January 22, 2013, the Registrant issued and sold warrants to purchase an aggregate of 12,003,999 shares of its series C convertible preferred stock at an exercise price per share of $0.25 to certain of its series C investors. These warrants were issued in connection with the sale and issuance of the secured convertible promissory notes described in paragraph (5) below.

(5)	Between August 23, 2012 and January 22, 2013, the Registrant issued secured convertible promissory notes in the aggregate principal amount of $15.0 million. These notes converted into 63,927,783 shares of the Registrant’s series C convertible preferred stock in August 26, 2013 as described in paragraph (2) above.

(6)	Between January 1, 2011 and June 3, 2014, the Registrant granted to its directors, employees, consultants and other service providers options to purchase an aggregate of 67,599,671 shares of common stock under the Registrant’s 2010 Stock Plan (2010 Plan) at exercise prices per share ranging from $0.03 to $0.18, for an aggregate exercise price of approximately $6.7 million.

(7)	Between January 1, 2011 and June 3, 2014, the Registrant issued and sold to its directors, employees, consultants and other service providers an aggregate of 1,835,025 shares of common stock upon the exercise of options under the 2010 Plan at exercise prices per share ranging from $0.03 to $0.09, for an aggregate exercise price of approximately $0.1 million.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The Registrant believes these transactions were exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D, Regulation S or Rule 701 promulgated under the Securities Act as transactions by an issuer not involving any public offering, outside the United States, or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us or otherwise, to information about the Registrant.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits:

See the Exhibit Index immediately following the Signature Pages.

(b)	Financial Statement Schedules.

All other schedules have been omitted because the information required to be presented in them is not applicable or is shown in the financials statements or related notes.

Item 17. Undertakings.

The Registrant hereby undertakes to provide to the underwriters at the closing as specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on             , 2014.

OTONOMY, INC.

By:
David A. Weber, Ph.D. President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints David A. Weber, Ph.D. and Paul E. Cayer and each of them acting individually, as his attorneys-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement and any subsequent registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Registration Statement or related registration statements.

Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities indicated below:

Signature	Title	Date

David A. Weber, Ph.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2014

Paul E. Cayer	Chief Financial and Business Officer, and Secretary (Principal Financial and Accounting Officer)	, 2014

Peter Bisgaard	Chairman of the Board of Directors	, 2014

Vickie Capps	Director	, 2014

Brian Dovey	Director	, 2014

Chau Q. Khuong	Director	, 2014

Signature	Title	Date

Jay Lichter, Ph.D.	Director	, 2014

John P. McKearn, Ph.D.	Director	, 2014

Heather Preston, M.D.	Director	, 2014

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement, including Form of Lock-up Agreement.

2.1#	Asset Transfer Agreement between the Registrant and IncuMed, LLC, dated April 30, 2013.

3.1+	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.

3.3+	Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.

4.1+	Third Amended and Restated Investors’ Rights Agreement among the Registrant and certain of its stockholders, dated April 23, 2014.

4.2*	Specimen common stock certificate of the Registrant.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2+	2010 Equity Incentive Plan, as amended, and forms of agreement thereunder.

10.3*	2014 Equity Incentive Plan and forms of agreements thereunder, to be in effect upon the completion of this offering.

10.4*	2014 Employee Stock Purchase Plan and form of agreement thereunder, to be in effect upon the completion of this offering.

10.5*	Employment Agreement between the Registrant and David A. Weber, Ph.D., dated November 21, 2010, as amended on March 1, 2011 and July 13, 2011.

10.6*	Employment Agreement between the Registrant and Paul E. Cayer, dated October 12, 2008, as amended on March 1, 2011.

10.7*	Employment Agreement between the Registrant and Carl LeBel, Ph.D., dated April 1, 2009, as amended on March 1, 2011.

10.8*	Employment Agreement between the Registrant and Robert Michael Savel, II, dated January 6, 2014.

10.9+	Lease Agreement between the Registrant and ARE-SD Region No. 25, LLC, dated September 23, 2011, as amended on May 28, 2014.

10.10+	Loan and Security Agreement between the Registrant and Square 1 Bank, dated July 31, 2013.

10.11#	License and Commercialization Agreement between the Registrant and DURECT Corporation, dated April 30, 2013.

10.12#	License Agreement between the Registrant and The Regents of the University of California, dated November 5, 2008, as amended on January 27, 2010, June 9, 2010 and November 7, 2012.

10.13+	Form of Warrant to Purchase Series A Convertible Preferred Stock issued pursuant to the Registrant’s Note and Warrant Purchase Agreement, dated December 8, 2008.

Exhibit Number	Description

10.14+	Form of Warrant to Purchase Shares of Preferred Stock issued pursuant to the Registrant’s Note and Warrant Purchase Agreement, dated August 23, 2012.

10.15+	Warrant to Purchase Stock issued pursuant to Loan and Security Agreement between the Registrant and Square 1 Bank, dated July 31, 2013.

23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1	Power of Attorney (see page II-4 to this Form S-1).

+	Previously submitted.
*	To be filed by amendment.
#	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.